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                                      LOGO

                                January 26, 1996

Dear Stockholder:

     You are cordially invited to attend the special meeting of stockholders (the "Special Meeting") of AMERICAN WIRELESS SYSTEMS, INC., a Delaware corporation ("AWS"), which will be held on February 22, 1996 at 10:00 a.m., local time at the Westin Hotel Galleria, 13340 Dallas Parkway, Dallas, Texas 75240, (214) 934-9494.

     At this important Special Meeting, you will be asked to consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger (the "AWS Merger Agreement"), dated as of September 11, 1995, by and among AWS, Heartland Wireless Communications, Inc., a Delaware corporation ("Heartland"), and Heartland Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Heartland ("AWS Merger Sub"), pursuant to which AWS Merger Sub will be merged with and into AWS (the "AWS Merger"), AWS will become a wholly owned subsidiary of Heartland, and Heartland will issue to the holders of AWS common stock, $.01 par value per share ("AWS Common Stock"), that number of newly issued publicly tradeable shares of Heartland common stock, $.001 par value per share ("Heartland Common Stock"), having an aggregate exchange value of $34 million (subject to certain reductions and escrow requirements). The exchange value of the Heartland Common Stock to be issued in the AWS Merger will be equal to the average closing price of the Heartland Common Stock as reported on the Nasdaq Stock Market's National Market over the ten-trading-day period ending on the fifth business day preceding the consummation of the AWS Merger (or February 15, 1996 based upon a contemplated closing date of February 23, 1996), provided however that if such average is less than $20 or more than $26 per share, then the number of shares of Heartland Common Stock to be issued in the AWS Merger will be based upon an exchange value of $20 or $26 per share, as applicable. IN THE EVENT THAT THE AVERAGE CLOSING PRICE OF THE HEARTLAND COMMON STOCK AS REPORTED ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET OVER THE SEVEN TRADING DAY PERIOD ENDING ON FEBRUARY 12, 1996 (REPRESENTING THE FIRST SEVEN DAYS TO BE INCLUDED IN THE ANTICIPATED CALCULATION PERIOD) IS GREATER THAN $34 OR LESS THAN $23, AWS STOCKHOLDERS WILL BE PROVIDED WITH AN ADDITIONAL PROXY CARD FOR THE SPECIAL MEETING TO ENABLE AWS STOCKHOLDERS WHO WISH TO DO SO TO CHANGE THEIR VOTE. SEE "THE AWS MEETING -- PROXIES" OF THE ENCLOSED PROXY STATEMENT/PROSPECTUS FOR INFORMATION REGARDING THE REVOCABILITY OF AWS PROXIES.

     THE AWS MERGER IS MORE COMPLETELY DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, AND A COPY OF THE AWS MERGER AGREEMENT IS ATTACHED AS APPENDIX A THERETO.

     AT THE DIRECTORS' MEETING HELD TO CONSIDER THE AWS MERGER, THE DIRECTORS OF AWS CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE TERMS OF THE AWS MERGER AS BEING IN THE BEST INTERESTS OF AWS AND ITS STOCKHOLDERS. THE AWS BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE AWS MERGER AGREEMENT.

     Daniels & Associates, L.P., AWS' financial advisor, has rendered an opinion to the Board of Directors that the consideration to be received by the AWS stockholders pursuant to the terms of the AWS Merger
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Agreement is fair to such stockholders from a financial point of view as of the date of such opinion. The analysis, support and limitations of this opinion are discussed in the enclosed Proxy Statement/Prospectus with the opinion itself contained as Appendix C thereto.

     The AWS Merger is only one of five (5) separate, but related, transactions (the "Transactions") which Heartland intends to consummate at or about the same time. The shares of Heartland Common Stock to be issued in connection with each of the Transactions are being registered on a single Registration Statement consisting of multiple Proxy Statements/Prospectuses, of which the enclosed Proxy Statement/Prospectus forms a part. The consummation of the AWS Merger is conditioned on, among other things, the requisite approval by AWS and Heartland stockholders of the AWS Merger Agreement, the AWS Merger and transactions related thereto. Additionally, the AWS Merger is conditioned upon the consummation of the Amended and Restated Asset Purchase Agreements between (a) Heartland and Fort Worth Wireless Cable T.V. Associates and (b) Heartland and Wireless Cable TV Associates #38, which agreements are further discussed in the accompanying Proxy Statement/Prospectus.

     The affirmative vote of the holders of shares representing a majority of the outstanding voting power of AWS Common Stock is necessary to approve the AWS Merger Agreement and AWS Merger. The holders of approximately 37% of the outstanding shares of AWS Common Stock have placed such shares in a voting trust pursuant to which such stockholders will vote in favor of the AWS Merger Agreement and AWS Merger.

     Pursuant to applicable Delaware law, the stockholders of AWS who object to the AWS Merger Agreement and AWS Merger and who vote against or abstain from voting in favor thereof may be afforded certain appraisal rights, including the right to receive cash for their shares of AWS Common Stock. Stockholders who wish to exercise their appraisal rights must follow the procedures set forth in
Section 262 of the Delaware General Corporation Law. See "The AWS
Merger -- Appraisal Rights" in the Proxy Statement/Prospectus.

     The enclosed Proxy Statement/Prospectus sets forth information, including financial data, relating to Heartland, AWS and certain other parties involved in the other transactions described in this Proxy Statement/Prospectus (the "Other Transactions") and describes the terms and conditions of the AWS Merger and the Other Transactions. The Board of Directors recognizes that this Proxy Statement/Prospectus is a lengthy document. However, this document necessarily results from the complexity of the AWS Merger and the Other Transactions and the need to furnish you with all appropriate information. Accordingly, the Board of Directors of AWS requests that you carefully review these materials before completing the enclosed Proxy Card. SIGNED BUT UNMARKED PROXY CARDS RETURNED BY AN AWS STOCKHOLDER WILL BE DEEMED TO BE A VOTE FOR THE APPROVAL OF THE AWS MERGER AGREEMENT AND AWS MERGER. ACCORDINGLY, AWS STOCKHOLDERS RETURNING SIGNED BUT UNMARKED PROXY CARDS WILL WAIVE THEIR APPRAISAL RIGHTS.

     Please do not send in your stock certificates with your proxy. If the stockholders of AWS approve the AWS Merger Agreement and the AWS Merger is consummated, you will receive a Letter of Transmittal with instructions for the surrender and exchange of your shares.

     Should you require assistance in completing your Proxy Card or if you have questions about the voting procedure or the accompanying Proxy
Statement/Prospectus, please feel free to contact AWS at 7426 E. Stetson Drive, Suite 220, Scottsdale, Arizona 85251 (telephone (602) 994-4301).

                                            Very truly yours,

                                            /s/ STEVEN G. JOHNSON
                                            Steven G. Johnson
                                            President and Chief Executive
                                            Officer